Exhibit 99.113

ENCORE ENERGY PROVIDES ROSITA URANIUM PLANT UPDATE; RELEASES CORPORATE VIDEO

CORPUS CHRISTI, Texas, April 18, 2022 /CNW/ - enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) (OTCQB: ENCUF) announced today that the refurbishment of its 100% owned Rosita In-Situ Recovery (ISR) Uranium Processing Plant (Rosita Plant) is presently 90% complete with an expected completion date in May 2022. The Plant modernization and refurbishment is essential to the Company goal of becoming the next producer of American uranium. enCore is also pleased to launch its first corporate video which can be viewed at: https://www.youtube.com/watch?v=b8ncNg-rq-Q

Once the modernization and refurbishment project is complete, enCore will commence commissioning work, expected to take approximately 30 days. Following commissioning work the Plant will be ready to start receiving loaded resin. Concurrently, monitor well installation, baseline water quality analysis, and hydrological testing will be completed as part of the Production Area Authorization (PAA) process with the Texas Commission on Environmental Quality. (TCEQ). Wellfield installation will begin immediately following the submittal of the PAA data package to the TCEQ. All activities are on track and on budget for a projected 2023 production start.

Simultaneously, enCore is commencing a cost benefit analysis to consider options for expansion of the current 800,000 pounds U3O8 production capacity at its Rosita Plant. The capacity of the Rosita Plant has the potential to be increased to 2,000,000 pounds U3O8 with the primary expense being acquisition and installation of a larger second dryer that could range between $1.25 and $2.0 million. No additional permits are required to upsize capacity at the Rosita Plant.

enCore congratulates the team at the licensed Rosita Plant and Kingsville Dome Plant, both located in South Texas, for operating with phenomenal safety records. The Rosita Plant has operated for 1,290 days without a Lost Time Accident and the Kingsville Dome Plant has operated for 2,662 days without any Lost Time Accidents.

Rosita Central Uranium Processing Plant (Rosita Plant)

enCore’s Rosita Plant, located approximately 60 miles from Corpus Christi, Texas, is a licensed, past-producing in-situ recovery (ISR) uranium plant currently under modernization and refurbishment. With a completion deadline at the end of Q2/2022, the plant is on schedule and on budget to meet a 2023 production target. The Rosita Plant is designed to process uranium feed from multiple satellite operations, all located in the South Texas area and is 1 of 11 licensed uranium processing plants in the United States, 2 of which are owned by enCore Energy.

About enCore Energy Corp.

enCore Energy is rapidly advancing towards becoming the next producer of American uranium. With approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1, enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock and Wyoming Gas Hills projects offer mid-term production opportunities with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

1 Mineral resource estimates are based on technical reports prepared in accordance with NI43-101 and available on SEDARas well as company websites at www.encoreuranium.com.

www.encoreuranium.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward- looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements relating to the intended use of the net proceeds of the Offering and the completion of any capital project or property acquisitions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access additional capital; the ability of enCore to implement its business strategies; and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

View original content to download multimedia:

https://www.prnewswire.com/news-releases/encore-energy-provides-rosita-uranium-plant-update-releases-corporate-video-301526876.html

SOURCE enCore Energy Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2022/18/c1689.html

%SEDAR: 00029787E

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 18-APR-22